                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                              -----------------

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 1)


                    Security Capital Atlantic Incorporated
                               (Name of Issuer)


                    Common Stock, Par Value $.01 Per Share
                        (Title of Class of Securities)


                                  814137 10 5
                     (CUSIP Number of Class of Securities)


                          Jeffrey A. Klopf, Secretary
                      Security Capital Group Incorporated
                              125 Lincoln Avenue
                          Santa Fe, New Mexico 87501
                                (505) 982-9292
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

CUSIP No.  814137 10 5

1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Security Capital Group Incorporated
     36-3692698

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)[_]
                                                                          (b)[_]
3    SEC USE ONLY

4    SOURCE OF FUNDS

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [_]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland

NUMBER OF          7     SOLE VOTING POWER
SHARES                   21,545,670
BENEFICIALLY       8     SHARED VOTING POWER
OWNED BY                 0
EACH               9     SOLE DISPOSITIVE POWER
REPORTING                21,545,670
PERSON WITH       10     SHARED DISPOSITIVE POWER
                         0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     21,545,670

12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.4%

14   TYPE OF REPORTING PERSON

     CO

                                 SCHEDULE 13D

     This Amendment No. 1 (this "Amendment") is being filed to a Schedule 13D dated and filed October 21, 1996 and filed by Security Capital Group Incorporated, formerly known as Security Capital Realty Incorporated, a Maryland corporation ("SCG"), and William D. Sanders, an individual ("Sanders").

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to the shares of common stock, $0.01 par value per share (the "Shares"), of Security Capital Atlantic Incorporated, a Maryland corporation ("ATLANTIC"), the principal executive offices of which are at Six Piedmont Center, Atlanta, Georgia 30305.

ITEM 2.  IDENTITY AND BACKGROUND

     Sanders is hereby removed as a person filing this statement as he does not share voting or dispositive power with respect to the Shares owned by SCG.

ITEM 4.  PURPOSE OF TRANSACTION

     SCG intends to play a major role in the direction of ATLANTIC for the purpose of maximizing the value of ATLANTIC. Any influence of Sanders on the direction of ATLANTIC will be in his capacity as Chairman and Chief Executive Officer of SCG, and not personally. Therefore, the reference to Sanders intending to play a major role in the direction of ATLANTIC for the purpose of maximizing the value of ATLANTIC is hereby deleted.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a),(b) The information previously filed which reported Sanders as a beneficial owner of the Shares owned by SCG and indicated that Sanders may be deemed to beneficially own the Shares owned by SCG, is hereby amended to provide that Sanders does not beneficially own the Shares owned by SCG. Therefore, Sanders currently beneficially owns 6,155 Shares (0.02% of all Shares), with respect to which he has sole voting and dispositive power. Any reference to Sanders intending to play a major role in the direction of ATLANTIC for the purpose of maximizing the value of ATLANTIC is hereby deleted as described in
Item 4.

     The following table sets forth the beneficial ownership of Shares for each person named in Item 2. Unless otherwise indicated in the footnotes, each such person has sole power to vote or to direct the vote and sole power to dispose or direct the disposition of such Shares.

                                            Number of Shares           Percent of
Person                                  Beneficially Owned(1)(2)    All Shares(1)(2)
------                                  ------------------------    ----------------

Security Capital Group Incorporated          21,545,670(3)               51.4%
Samuel W. Bodman                                      0                     *
Hermann Buerger                                       0                     *
John P. Frazee, Jr.(4)                            6,250                     *
Cyrus F. Freidheim, Jr.                           2,500                     *
H. Laurance Fuller(5)                               500                     *
Ray L. Hunt(6)                                   17,000                     *
John T. Kelley, III(7)                              250                     *
William D. Sanders                                6,155                     *
Peter S. Willmott                                 1,250                     *
C. Ronald Blankenship                               500                     *
Thomas G. Wattles(8)                                 12                     *
David C. Dressler(9)                                500                     *
K. Dane Brooksher                                 1,075                     *

*    Less than 1%

(1) Assumes that (i) no Shares are issued pursuant to the rights offerings being conducted pursuant to the Merger and Issuance Agreement dated as of March 24, 1997 between ATLANTIC and SCG (the "Merger Agreement") and
     (ii) SCG receives        Shares pursuant to the Merger Agreement.
(2) For each person who owns options or warrants that are exercisable within 60 days, the calculation of the percentage ownership assumes that only that person has exercised all of his options or warrants and that no other person has exercised any outstanding options or warrants.
(3) These Shares are owned of record by SC Realty Incorporated, a wholly owned subsidiary of SCG and are pledged to secure a $300 million revolving line of credit facility with a syndicate of banks. As of April 25, 1997, there were $22 million of borrowings outstanding under the line of credit. The line of credit is also secured by securities owned indirectly by SCG of Security Capital Pacific Trust, Security Capital Industrial Trust, Homestead Village Incorporated and Security Capital U.S. Realty, an entity based in Luxembourg that is affiliated with SCG and which invests in real estate operating companies in the United States. SCG estimates that the aggregate market value of the pledged securities exceeded $2.9 billion as of March 31, 1997. SCG was in compliance with all covenants under the line of credit as of March 31, 1997.
(4)  Shares are held in an IRA account.
(5)  Includes 250 Shares held by Mr. Fuller's wife.
(6) Includes 750 Shares held by a family trust for which Mr. Hunt is trustee, 2,250 Shares for which Mr. Hunt shares direct or indirect beneficial ownership pursuant to powers of attorney, 12,500 Shares held by a family limited partnership of which a corporation that Mr. Hunt owns is the general partner and 750 Shares held by a corporation that Mr. Hunt owns. Excludes 750 Shares that Mr. Hunt's wife owns as separate property, of which Mr. Hunt disclaims beneficial ownership.
(7)  Shares are held in a trust for which Mr. Kelley is trustee.
(8)  Includes 12 Shares held by Mr. Wattles' children.
(9)  Shares are held in trust accounts of which Mr. Dressler is trustee.

     (c) No transactions in Shares were effected in the past sixty days by the persons listed in the above table.

     (e) As described above, Sanders has ceased to be a beneficial owner of more than five percent of the Shares and is therefore being removed as a person filing this statement.

                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date:  April 30, 1997       SECURITY CAPITAL GROUP INCORPORATED



                             By:/s/ Jeffrey A. Klopf
                                --------------------
                             Name:  Jeffrey A. Klopf
                             Title:  Secretary


                             WILLIAM D. SANDERS

                             By: /s/ Jeffrey A. Klopf
                                 -------------------------------------
                                 Jeffrey A. Klopf, as attorney-in-fact